UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 25, 2012

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,170,000 Buffered Super TrackSM Notes due November 25, 2013 Linked to the Performance of the S&P 500® Index

•                  $275,000 8.25% Exchangeable Notes due October 24, 2013 (Linked to the Common Stock of Apple Inc.)

•                  $1,440,000 11.80% Exchangeable Notes due October 24, 2013 (Linked to the Common Stock of Apple Inc.)

•                  $1,000,000 9.00% Exchangeable Notes due September 18, 2013 (Linked to the Common Stock of Apple Inc.)

•                  $209,000 2.70% Fixed Rate Notes due October 25, 2024

•                  $773,000 2.00% Fixed Rate Notes due October 25, 2019

•                  $3,304,150 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of The Dow Chemical Company due on or about October 25, 2017

•                  $1,148,930 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Ford Motor Company due on or about October 25, 2017

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 25, 2012	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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